Exhibit 99.1

Aphria Inc. Recognized for Executive Gender Diversity by Globe and Mail's Women Lead Here Benchmark and Provides an Update on COVID-19

Aphria Inc.'s female C-Suite composition cited as main driver for recognition

LEAMINGTON, ON, March 27, 2020 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA), a leading global cannabis company, today is pleased to announce it has earned a spot on the Globe and Mail's inaugural Report on Business Women Lead Here ("Women Lead Here") list, an annual benchmark of executive gender diversity in corporate Canada. Launched in 2020, Women Lead Here uses proprietary research methodology to rank Canadian companies that have achieved or are nearing gender parity in executive ranks.

In 2019, Aphria set a goal for its Executive Officers and Board of Directors to be comprised of 30 per cent females by 2021. As of November 2019, two years ahead of time, the Company's C-Suite is comprised of more females than males and it has met its Board of Directors goal.

"To be recognized by the Globe and Mail in its inaugural Women Lead Here Benchmark report is truly an honour," said Irwin D. Simon, Chief Executive Officer. "It goes without saying there is a lack of women in leadership positions at corporations large and small, which is why this award is so important. Today, and every day, we are proud to celebrate the infallible and unflappable women that make up nearly 60 per cent of Aphria Inc.'s C-Suite and 30 per cent of our Board."

To celebrate this year's International Women's Day, Mr. Simon published a piece on the gender leadership gap - highlighting the fact that it's not reflected in Aphria C-Suite.

In late 2019, Report on Business conducted a journalistic analysis of the 500 largest publicly traded Canadian companies, evaluating the ratio of female-identifying to male-identifying executives in each of the top three tiers of executive leadership. The resultant data was applied to a weighted formula that also factored in company performance and other variables. In total, 74 corporations earned Women Lead Here title this year, with a combined average of 44% of executive roles held by female-identifying individuals.

The full list of 2020 Women Lead Here honourees can be found in the April issue of Report on Business magazine, out now, and online at tgam.ca/WomenLeadHere.

On COVID-19

Aphria Inc. continues to closely monitor and respond where possible to the ongoing COVID-19 situation. The Company remains committed to providing best in class care and service to our valued patients and customers – facilities are currently open and operational with heightened measures in place to protect the health and wellbeing of employees, vendors, partners and their families. The Company is committed to enhancing these measures and implementing other necessary practices as the situation warrants.

About Aphria Inc.

Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws and are expressly qualified by this cautionary statement. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to actions taken by Aphria to respond to the COVID-19 situation or otherwise. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and perception of trends of management and its beliefs with respect to future events, as at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis or otherwise affecting Aphria's business or its consumers generally; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; the cannabis industry in Canada generally, income tax and regulatory matters, including delays in the issuance of licenses, the sale and distribution of vapes; the ability of Aphria to meet its liquidity requirements to fund ongoing operations; the ability of Aphria to implement its business strategies; competition; crop failure; safety of derivative cannabis products; public health crises (such as COVID-19); currency and interest rate fluctuations.

Readers are cautioned that the foregoing list is not exhaustive and should consider as other factors discussed under the heading "Risk Factors" in Aphria's most recent Annual Information Form and under the heading "Industry Trends and Risks" in Aphria's Management's Discussion and Analysis for the three months ended November 30, 2019, each available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.  Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Chief Corporate Affairs Officer, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 08:08e 27-MAR-20